Change in Ownership of the Largest Shareholder

We hereby inform you of the change in the number of common shares outstanding of POSCO (the “Company”) held by Korean National Pension Service, the largest shareholder of the Company.

As of June 30, 2013, Korean National Pension Service has increased its holding of the common shares outstanding of the Company from 5,225,654 shares (5.99% of the common shares outstanding ) to 5,357,142 shares (6.14% of the common shares outstanding). This change is based on the Company’s closed registry of shareholders as of June 30, 2013.